                                                                     EXHIBIT 1.5


                         TARGETED GENETICS CORPORATION

                                CREDIT AGREEMENT



                                     DATED

                                     AS OF

                               NOVEMBER 23, 1998

                                    CONTENTS

EXHIBITS...........................................................................   iii

  1.   Definitions.................................................................     1
       1.1   Terms Defined.........................................................     1
       1.2   Accounting Terms......................................................     3
       1.3   Currency..............................................................     3

  2.   The Loan....................................................................     3
       2.1   Loan Commitment.......................................................     3
       2.2   Use of Proceeds.......................................................     3
       2.3   The Note..............................................................     3
       2.4   Advance of Proceeds...................................................     4
       2.5   Interest Rate.........................................................     4
       2.6   Repayment.............................................................     4
       2.7   Prepayments...........................................................     5
       2.8   Issuance of Common Stock..............................................     5

  3.   Conditions Precedent to Funding the Loan....................................     6

  4.   Affirmative Covenants of Borrower...........................................     6
       4.1   Financial Data; Reporting Requirements................................     6
       4.2   Licenses and Permits..................................................     7
       4.3   Maintenance of Properties.............................................     7
       4.4   Payment of Charges....................................................     7
       4.5   Insurance.............................................................     8
       4.6   Maintenance of Records................................................     8
       4.7   Inspection............................................................     8
       4.8   Corporate Existence...................................................     8
       4.9   Exchange of Note......................................................     8
       4.10  Other Agreements......................................................     9
       4.11  Further Assurances....................................................     9

  5.   Negative Covenants of Borrower..............................................     9

  6.   Representations and Warranties of Borrower..................................     9
       6.1   Organization, Good Standing and Qualification, Due Execution
             and Validity..........................................................    10
       6.2   Authorization.........................................................    10
       6.3   Governmental Consents.................................................    10
       6.4   Litigation............................................................    11
       6.5   Compliance With Other Instruments.....................................    11

       6.6   SEC Reports; Financial Statements.....................................    11
       6.7   Compliance With Laws..................................................    12
       6.8   Changes...............................................................    12

  7.   Events of Default; Remedies.................................................    13
       7.1   Events of Default.....................................................    13
       7.2   Acceleration; Remedies................................................    14

  8.   Miscellaneous...............................................................    15
       8.1   Notices...............................................................    15
       8.2   Payment of Expenses...................................................    15
       8.3   No Waiver.............................................................    16
       8.4   Entire Agreement and Amendments.......................................    16
       8.5   Benefit of Agreement..................................................    16
       8.6   Severability..........................................................    17
       8.7   Descriptive Headings..................................................    17
       8.8   Courts of Law.........................................................    17
       8.9   Counterparts..........................................................    17
       8.10  Governing Law.........................................................    17

                                   EXHIBITS


Exhibit 2.3  --  Promissory Note

Exhibit 3(d) --  Opinion of Counsel

                                CREDIT AGREEMENT

     CREDIT AGREEMENT, dated as of the 23rd day of November, 1998, by and between TARGETED GENETICS CORPORATION, a Washington corporation ("Borrower"), and MEDEVA PLC, a public limited liability company organized under the laws of the United Kingdom ("Lender").

                                    RECITAL

     Borrower has requested Lender to extend to Borrower a term loan in the amount of $2,000,000, and Lender is willing to extend such credit facility to Borrower on the terms and conditions set forth in this Agreement.


                                   AGREEMENTS

     NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein, the parties hereto agree as follows:

1.   DEFINITIONS

     1.1  TERMS DEFINED

     As used herein, the following terms have the meanings set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Master Agreement:

     "Affiliate" means any individual, corporation, association or other business entity which directly or indirectly controls, is controlled by or is under common control with the party in question. As used in this definition of "Affiliate," the term "control" means the direct or indirect ownership of more than fifty percent (50%) of the stock having the right to vote for directors thereof of the ability to otherwise control the management of the corporation or other business entity whether through the ownership of voting securities, by contract, resolution, regulation or otherwise.

     "Business Day" means any day except a Saturday, Sunday, or other day on which national banks in the state of Washington are authorized or required by law to close.

     "Common Stock" means the common stock of Borrower, $.01 par value per share.

     "Common Stock Purchase Agreement" means that certain Common Stock Purchase Agreement dated of even date herewith entered into between Borrower and an Affiliate of Lender and includes all amendments thereof.

     "Default" means any condition or event that constitutes an Event of Default or with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

     "Event of Default" has the meaning set forth in Section 7.1 hereof.

     "Governmental Approval" means any authorization, consent, approval, certificate of compliance, license, permit, or exemption from, contract with, registration or filing with, or report or notice to, any Governmental Authority required or permitted by Applicable Laws.

     "License and Collaboration Agreement" means that certain License and Collaboration Agreement dated of even date herewith entered into between Borrower and an Affiliate of Lender, and includes all amendments thereof.

     "Loan" has the meaning set forth in Section 2.1 hereof and includes all renewals and amendments of the Loan.

     "Loan Documents" means this Agreement and the Note, together with all other agreements, instruments, and documents arising out of or relating to this Agreement or the Loan, and includes all amendments thereof.

     "Manufacturing Facility" has the meaning set forth in Section 2.2 hereof.

     "Master Agreement" means that certain Master Agreement dated of even date herewith entered into between Borrower and an Affiliate of Lender, and includes all amendments thereto.

     "Material Adverse Effect" has the meaning set forth in Section 6.1 hereof.

     "Note" has the meaning set forth in Section 2.3 hereof and includes all renewals, replacements, and amendments of the Note.

     "Payment Date" has the meaning set forth in Section 2.6 hereof.

     "Person" means any individual, partnership, joint venture, firm, corporation, association, trust, or other enterprise or any Governmental Authority.

     "Supply Agreement" means that certain Supply Agreement dated of even date herewith entered into between Borrower and an Affiliate of Lender, and includes all amendments thereof.

     "Transaction Documents" means this Agreement, the Master Agreement, the License and Collaboration Agreement, the Supply Agreement and the Common Stock Purchase Agreement.

     1.2  ACCOUNTING TERMS

     Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with U.S. generally accepted accounting principles consistently applied.

     1.3  CURRENCY

     All reference to amounts of funds and "$" set forth in the Loan Documents shall constitute references to the currency of the United States of America.

2.   THE LOAN

     2.1  LOAN COMMITMENT

     Subject to and upon the terms and conditions set forth herein and in reliance upon the representations, warranties, and covenants of Borrower contained herein or made pursuant hereto, Lender shall lend to Borrower $2,000,000 on a term-loan basis (the "Loan").

     2.2  USE OF PROCEEDS

     The proceeds of the Loan shall be used by Borrower to finance the design, engineering, and construction of a manufacturing facility (the "Manufacturing Facility") for the production of Bulk Licensed Product to supply Phase III clinical trials and commercial sales (to the extent provided in the License and Collaboration Agreement and the Supply Agreement) and to finance the acquisition of furniture, fixtures, and equipment for such facility.

     2.3  THE NOTE

     The Loan shall be evidenced by a promissory note in the form attached hereto as Exhibit 2.3 (the "Note").

     2.4  ADVANCE OF PROCEEDS

     Upon satisfaction of the conditions described in Section 3 hereof, Lender shall cause the Loan proceeds to be advanced to Borrower via wire transfer of funds as set forth below within seven (7) Business Days following Borrower's written request specifying the account to receive the funding: (a) no advances shall be made prior to May 2, 1999; (b) on or after May 2, 1999 Borrower may request the advance of $1,000,000, and (c) on or after August 2, 1999 Borrower may request the advance of the remaining $1,000,000 or, if no advance was made to Borrower pursuant to preceding clause (b), the full amount of the Loan.

     2.5  INTEREST RATE

          (a) The Loan shall bear annual interest on the principal amount thereof remaining unpaid from time to time, at the rate of 150 basis points over LIBOR (based on the one-month LIBOR rate, as published in the Wall Street Journal on the first Business Day of each calendar month), provided that, except as provided in Section 2.5(b), the interest rate charge on the Loan shall not be greater than 7% nor less than 5%.

          (b) Upon the occurrence and during the continuance of any Default, Lender may, at its option, charge interest on the Loan and any interest or other amounts past due hereunder at a rate of up to 2 percent per annum in excess of the rate set forth in Section 2.5(a) hereof from the date of the occurrence of the Default until the Default is cured or waived by Lender or, absent cure or waiver, until the Loan and such other amounts are repaid in full.

          (c) All computations of interest shall be based on a 365-day year for the actual number of days elapsed.

          (d) Notwithstanding any provision contained herein or in the Note, the total liability of Borrower for payment of interest pursuant hereto shall not exceed the maximum amount of interest permitted by Applicable Law to be charged, collected, or received from Borrower; and if any payments by Borrower include interest in excess of that maximum amount, Lender shall apply the excess first to reduce the unpaid interest on and principal of the Loan, and any excess shall be returned to Borrower.

     2.6  Repayment

          (a) Accrued interest on the Loan shall be paid annually on the anniversary date of the first advance and, if earlier, on the date the outstanding principal is due. All outstanding principal shall be due and payable in full on the earlier of (a) the five-year anniversary date of this Agreement, or (b) the end of the calendar quarter during which Lender's aggregate cumulative Net Sales, measured from the date hereof, equal or exceed $60,000,000 (the "Payment Date"). In the event that the Payment Date would fall on a day that is not a Business Day, then the Payment Date shall be extended to the next succeeding Business Day.

          (b) Borrower shall pay to Lender on the Payment Date all outstanding principal and interest on the Loan and any other amounts due hereunder: (i) by paying cash directly to Lender in immediately available United States funds to the account specified by Lender in writing, (ii) by issuing to Lender Common Stock in accordance with the provisions of Section 2.8 hereof, or (iii) any combination of cash or the issuance of Common Stock in accordance with Section
2.8 hereof; provided, however, that Lender may in its sole discretion elect to require payment solely in cash.

     2.7  PREPAYMENTS

     Borrower may prepay all or any portion of the Loan at any time without premium or penalty. All prepayments shall be applied first to any accrued interest on the Loan and then to the outstanding principal balance of the Loan. Prepayments may be made in the form of cash or the issuance of Common Stock or any combination thereof; provided, however, that Lender may in its sole discretion elect to require payment solely in cash. The date of any such prepayment shall be referred to as the "Prepayment Date."

     2.8  ISSUANCE OF COMMON STOCK

     In the event that Borrower elects to pay or prepay all or any portion of the Loan through the issuance of Common Stock, Borrower shall give Lender ten
(10) days' written notice. Upon receiving a written notice from Borrower, Lender shall notify Borrower in writing within five (5) Business Days as to whether Lender is willing to accept Common Stock as payment or prepayment of all or any portion of the outstanding principal or interest on the Loan. If Common Stock is to be issued, on or before the Payment Date or the Prepayment Date, Lender shall deliver to Borrower customary representations as to Lender's investment intent. The purchase price per share of Common Stock shall equal the average closing price of the Common Stock on the twenty (20) trading days immediately preceding the Payment Date or the Prepayment Date, as the case may be. Borrower shall grant to Lender registration rights with respect to such Common Stock pursuant to a Registration Rights Agreement in form and substance reasonably satisfactory to Borrower and Lender.

3.   CONDITIONS PRECEDENT TO FUNDING THE LOAN

     Lender shall not be required to make either funding under the Loan unless or until the following conditions have been fulfilled:

          (a) Lender shall have received this Agreement and the other Transaction Documents and the Note, duly executed and delivered by Borrower.

          (b) No Default or Event of Default shall exist, and after having given effect to the funding of the Loan, no Default or Event of Default shall exist and no default shall exist under the other Transaction Documents, and after giving effect to the funding of the Loan, no such default shall exist thereunder.

          (c) All representations and warranties of Borrower contained herein or in the other Loan Documents or the Transaction Documents or otherwise made in writing in connection herewith or therewith shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of the funding of the Loan.

          (d) All corporate proceedings of Borrower shall be satisfactory in form and substance to Lender, and Lender shall have received all information and copies of all documents, including records of all corporate proceedings, and an opinion of counsel to Borrower in the form of Exhibit 3(d) attached hereto, that Lender has requested in connection therewith, such documents where appropriate to be certified by proper corporate authorities or Governmental Authorities.

4.   AFFIRMATIVE COVENANTS OF BORROWER

     Borrower hereby covenants and agrees that so long as this Agreement is in effect, and until the Loan, together with interest thereon, and all other obligations incurred hereunder are paid or satisfied in full, Borrower shall:

     4.1  FINANCIAL DATA; REPORTING REQUIREMENTS

     Keep its books of account in accordance with U.S. generally accepted accounting principles, consistently applied, and furnish to Lender:

          (a) As soon as practicable and in any event within five (5) days after filing, a copy of all periodic and special reports and forms filed by Borrower with the U.S. Securities and Exchange Commission.

          (b) Promptly after the commencement thereof, notice of all actions, suits and proceedings before any Governmental Authority, affecting Borrower, which, if determined adversely to Borrower, could have a Material Adverse Effect.

          (c) With reasonable promptness, such other information regarding the business, operations, and financial condition of Borrower as Lender may from time to time reasonably request.

     4.2  LICENSES AND PERMITS

     Maintain all material Governmental Approvals and all related or other material agreements necessary for Borrower to operate its business, as it now exists or as it may be modified or expanded as contemplated by the Transaction Documents. Borrower shall at all times comply with all material Applicable Laws relating to the operations, facilities, or activities of Borrower.

     4.3  MAINTENANCE OF PROPERTIES

     Keep the Manufacturing Facility and Borrower's material properties in good repair and in good working order and condition, in a manner consistent with past practices and comparable to industry standards; from time to time make all appropriate and proper repairs, renewals, replacements, additions, and improvements thereto; and keep them and all material equipment that may now or in the future be subject to compliance with any Applicable Laws in full compliance with such Applicable Laws.

     4.4  PAYMENT OF CHARGES

     Duly pay and discharge all (a) taxes, assessments, levies, and any other charges of Governmental Authorities imposed on or against Borrower or its property or assets, or upon any property leased by Borrower, prior to the date on which penalties attached thereto, unless and to the extent only that such taxes, assessments, levies, and any other charges of Governmental Authorities, after written notice thereof having been given to Lender, are being contested in good faith and by appropriate proceedings; (b) claims allowed by Applicable Laws, whether for labor, materials, rentals, or anything else, which could, if unpaid, become a lien or charge upon Borrower's property or assets or the outstanding capital stock of Borrower or result in a Material Adverse Effect (unless and to the extent only that the validity thereof is being contested in good faith and by appropriate proceedings after written notice thereof has been given to Lender); (c) trade bills in accordance with the terms thereof or generally prevailing industry standards; and (d) other indebtedness heretofore or hereafter incurred or assumed by Borrower, unless such indebtedness be renewed or extended. In the event any charge is being contested by Borrower as allowed above, Borrower shall establish adequate reserves against possible liability therefor.

     4.5  INSURANCE

     Maintain insurance upon Borrower's properties and business in accordance with prevailing industry standards, including, without limitation, general liability insurance (including products liability and personal injury liability (for bodily injury and death)), upon Borrower's properties, products and business, waiving subrogation, with minimum limits of no less than US$5,000,000 per occurrence. Borrower shall use Reasonable Commercial Efforts to add Lender as an additional insured under such insurance coverage. All such insurance policies shall require at least thirty (30) days' prior written notice to Lender concerning cancellation thereof. At least annually and otherwise upon request by Lender, Borrower shall deliver to Lender a certificate or certificates of insurance evidencing the required coverage. Compliance herewith in no way limits Borrower's indemnity obligations, except to the extent that Borrower's insurance company actually pays Lender or its Affiliates amounts which Borrower would otherwise pay Lender.

     4.6  MAINTENANCE OF RECORDS

     Keep at all times books of account and other records in which full, true, and correct entries will be made of all material dealings or transactions in relation to the business and affairs of Borrower.

     4.7  INSPECTION

     Subject to reasonable notice to Borrower and at reasonable times, allow any representative of Lender to examine the books of account and other records and files of Borrower relevant to the Loan, and to discuss the affairs, business, finances, and accounts of Borrower with its senior officers and inspect the Manufacturing Facility.

     4.8  CORPORATE EXISTENCE

     Maintain and preserve the corporate existence of Borrower.

     4.9  EXCHANGE OF NOTE

     Upon receipt of a written notice of loss, theft, destruction, or mutilation of the Note, and upon surrendering such Note for cancellation if mutilated, execute and deliver a new Note of like tenor in lieu of such lost, stolen, destroyed, or mutilated Note. Lender hereby agrees to indemnify and hold Borrower harmless from all claims, losses, and damages (including reasonable attorneys' fees) incurred by Borrower as a result of loss, theft, or destruction of the Note.

     4.10  OTHER AGREEMENTS

     Comply with all covenants and agreements set forth in or required pursuant to any of the other Loan Documents or Transaction Documents.

     4.11  FURTHER ASSURANCES

     Promptly upon request by Lender, duly execute and deliver or cause to be duly executed and delivered to Lender such further instruments, agreements, and documents and do or cause to be done such further acts as may be necessary to carry out more effectively the provisions and purpose of this Agreement and the other Loan Documents.

5.   NEGATIVE COVENANTS OF BORROWER

     Borrower covenants and agrees that until the Loan, together with interest thereon, and all other obligations incurred hereunder are paid or satisfied in full, Borrower shall not, without the prior written consent of Lender, which consent shall not be unreasonable withheld or delayed:

     (a) declare or pay any cash distributions or dividends or return any capital to any of Borrower's shareholders;

     (b) wind up, liquidate, or dissolve Borrower's affairs or enter into any transaction to dispose of (or agree to do any of the foregoing at any time) all or substantially all of its assets;

     (c) grant any mortgage on or any security interest in any lease agreement relating to the Manufacturing Facility; or

     (d) grant any security interest in any equipment, personal property, furniture or fixtures associated with the Manufacturing Facility; provided, however, that Borrower may grant such a security interest to any entity providing financing to facilitate the acquisition of such equipment, personal property, furniture or fixtures, limited, however, to the property so acquired and to the acquisition price thereof.

6.   REPRESENTATIONS AND WARRANTIES OF BORROWER

     Borrower hereby represents and warrants to Lender as of the date hereof and the date of each funding of the Loan as follows:

     6.1  ORGANIZATION, GOOD STANDING AND QUALIFICATION, DUE EXECUTION AND
          VALIDITY

     Borrower is a corporation organized and validly existing under the laws of the state of Washington and has all requisite corporate power and authority to own its properties and carry on its business as currently conducted and as contemplated by the Transaction Documents. Borrower is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure to so qualify would have a material adverse effect on its financial condition, results of operations, business or properties (a "Material Adverse Effect"). Borrower has previously provided the Investor with complete and correct copies of its Restated Articles of Incorporation and its Amended and Restated Bylaws as in effect on the date of this Agreement.

     6.2  AUTHORIZATION

     Borrower has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other Loan Documents. All corporate action on the part of Borrower, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the other Loan Documents and the transactions contemplated herein and therein and the performance of all obligations of Borrower hereunder and thereunder have been taken or will be taken prior to the initial funding of the Loan. Borrower, its officers, directors, and shareholders will have taken all corporate action necessary for the authorized issuance of Common Stock hereunder, if any, prior to the Payment Date or Prepayment Date on which such Common Stock is to be issued. Each of the Agreement and the other Loan Documents have been duly executed and delivered by Borrower and constitutes a valid and legally binding obligation of Borrower, enforceable in accordance with its terms, except as (a) such enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally and (b) the availability of equitable remedies may be limited by equitable principles of general applicability.

     6.3  GOVERNMENTAL CONSENTS

     No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority on the part of Borrower is required in connection with the consummation of the transactions contemplated by this Agreement or the other Loan Documents.

     6.4  LITIGATION

     There is no action, suit, claim, proceeding or investigation pending or, to Borrower's knowledge, threatened against Borrower that relates to or challenges the legality, validity or enforceability of this Agreement or the other Loan Documents or that could either individually or in the aggregate have a Material Adverse Effect, nor has the U.S. Food and Drug Administration taken any action with respect to the Licensed Products which would prohibit the marketing of the Licensed Products if developed as contemplated by the License and Collaboration Agreement. Borrower is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or other Governmental Authority that could have a Material Adverse Effect.

     6.5  COMPLIANCE WITH OTHER INSTRUMENTS

     Borrower is not in violation of any provision of its Restated Articles of Incorporation or its Amended and Restated Bylaws or in violation or default of any provision of any instrument, Applicable Lawjudgment, order, writ, decree or contract to which it is a party or by which it is bound, which violation or default would adversely affect the legality, validity, or enforceability of this Agreement or the other Loan Documents or have a Material Adverse Effect. The execution, delivery and performance of this Agreement or the other Loan Documents and the consummation of the transactions contemplated hereby will not require any consent under or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, either a violation or default under any such provision, instrument, Applicable Law, judgment, order, writ, decree or contract or give rise to a right to terminate or accelerate any contract or an event which results in the creation of any lien, charge or encumbrance upon any of Borrower's assets.

     6.6  SEC REPORTS; FINANCIAL STATEMENTS

     Borrower has furnished the Investor with a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Borrower with the Securities and Exchange Commission (the "SEC") since December 31, 1997 (the "SEC Documents"), which are all the documents that Borrower has been required to file with the SEC during such period. As of their respective dates, the SEC Documents complied with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended, as applicable, and the rules and regulations of the SEC thereunder, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Borrower included in the SEC Documents are complete in all material respects and were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the
SEC) and fairly present (subject, in the case of unaudited financial statements, to normal recurring audit adjustments) the financial position of Borrower at the dates thereof and the results of its operations and changes in financial position for the periods then ended.

     6.7  COMPLIANCE WITH LAWS

     Borrower has complied, and is in compliance with, all Applicable Laws and all federal, state, county, local and foreign decrees and orders, and possesses all governmental franchises, permits and consents, and has made all governmental filings and declarations, applicable to the operation of its business, to its employees, or to the real property and the personal property that it owns or leases (including, without limitation, all such Applicable Laws, decrees and orders relating to pharmaceutical, antitrust, consumer protection, currency exchange, environmental protection, equal opportunity, health, occupational safety, pension, securities and trading-with-the-enemy matters), the failure to comply with which would, individually or in the aggregate, have a Material Adverse Effect. Borrower has not received any notification of any asserted present or past unremedied failure by Borrower to comply with any of such Applicable Laws, decrees or orders.

     6.8  CHANGES

     Since June 30, 1998 there has not been:

          (a) any damage, destruction or loss (whether or not covered by insurance) which has had or is expected to have a Material Adverse Effect;

          (b) any material change in the accounting methods or practices followed by Borrower;

          (c) any material debt obligation or liability (whether absolute or contingent) incurred by Borrower (whether or not presently outstanding) except
(i) current liabilities incurred, and obligations under agreements entered into, in the ordinary course of business and (ii) obligations or liabilities entered into or incurred in connection with the execution of the Transaction Documents;

          (d) any sale, lease, abandonment or other disposition by Borrower of any real property or, other than in the ordinary course of business, of any equipment or other operating properties or any sale, assignment, transfer, license or other disposition by Borrower of any intellectual property relevant to the Licensed Products or other intangible asset (except any license to an Affiliate of Lender pursuant to the Transaction Documents); or

          (e) any other event or occurrence that has had or is expected to have a Material Adverse Effect.

7.   EVENTS OF DEFAULT; REMEDIES

     7.1  EVENTS OF DEFAULT

     "Event of Default," wherever used herein, means any one of the following events (whatever the reason for the Event of Default, whether it shall relate to one or more of the parties hereto, and whether it shall be voluntary or involuntary or be pursuant to or affected by operation of Applicable Law):

          (a) If Borrower fails to pay the principal of or interest on the Note, within ten (10) Business Days after the Payment Date and after written notice to Borrower from Lender of such failure to pay; or

          (b) If any representation or warranty made by Borrower in this Agreement is breached or is false or misleading; or

          (c) If Borrower fails to observe or perform any other term, covenant, or agreement to be performed or observed pursuant to the provisions of the Loan Documents and such default either (i) cannot be cured within thirty (30) days of written notice to Borrower from Lender of such default or (ii), if it is capable of being cured within such period, is not cured within thirty (30) days of written notice to Borrower from Lender of such default or, so long as Borrower is diligently pursuing a cure, such longer period of time, not to exceed an additional thirty (30) days, as is reasonably necessary to cure such default; or

          (d) If custody or control of any substantial part of the property of Borrower is assumed by any Governmental Authority; or

          (e) If Borrower is generally not able to, or admits in writing its inability to, pay its debts as they become due, or if Borrower suspends or discontinues its business or operations or a substantial part thereof, or if Borrower makes an assignment for the benefit of creditors or a composition with creditors, is unable or admits in writing its inability to pay its debts as they mature, files a petition in bankruptcy, becomes insolvent (howsoever such insolvency may be evidenced), is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for the appointment of any receiver, liquidator, or trustee of or for it or any substantial part of its property or assets, commences any proceeding relating to it under any Applicable Law of any jurisdiction whether now or hereafter in effect relating to bankruptcy, reorganization, arrangement, readjustment of debt, receivership, dissolution, or liquidation; or if there is commenced against Borrower any such proceeding that remains undismissed for a period of sixty (60) days or more, or an order, judgment, or decree approving the petition in any such proceeding is entered; or if Borrower by any act or failure to act indicates its consent to, approval of, or acquiescence in, any such proceeding or any appointment of any receiver, liquidator, or trustee of or for it or for any substantial part of its property or assets, suffers any such appointment to continue undischarged or unstayed for a period of sixty (60) days or more, or takes any corporate action for the purpose of effecting any of the foregoing; or if any court of competent jurisdiction assumes jurisdiction with respect to any such proceeding, or if a receiver or a trustee or other officer or representative of a court or of creditors, or if any Governmental Authority, under color of legal authority, takes and holds possession of all or substantially all of the assets of Borrower; or

          (f) If an Event of Default shall occur under any of the other Loan Documents or a default shall occur under any of the other Transaction Documents or if Borrower fails to pay when due any other indebtedness with a principal amount in excess of US$500,000 or if an event of default occurs thereunder such that the lender thereof may accelerate the payments due thereunder; or

          (g) If one or more judgments, decrees or orders for the payment of money in excess of US$100,000 in the aggregate in excess of amounts covered by insurance is rendered against Borrower and such judgments, decrees or orders continue unsatisfied and in effect for a period of thirty (30) consecutive days without being vacated, discharged, satisfied or stayed or bonded pending appeal; or

          (h) If Borrower fails to complete construction of the Manufacturing Facility or commence production of Bulk Licensed Product within ninety (90) days after the scheduled dates for such completion or production as set forth in the Development Plan.

     7.2  ACCELERATION; REMEDIES

     Upon the occurrence of any Event of Default or at any time thereafter, if any Event of Default is then continuing, Lender may, by written notice to Borrower, declare the entire unpaid principal balance or any portion of the principal balance of the Note and interest accrued thereon to be immediately due and payable by the maker thereof; and such principal and interest shall thereupon become and be immediately due and payable, without presentation, demand, protest, notice of protest, or other notice of dishonor of any kind, all of which are hereby expressly waived by Borrower. Lender may proceed to protect and enforce its rights hereunder in any manner or order it deems expedient without regard to any equitable principles of marshaling or otherwise. All rights and remedies given by the Loan Documents are cumulative and not exclusive of any thereof or of any other rights or remedies available to Lender; no course of dealing between Borrower and Lender or any delay or omission in exercising any right or remedy shall operate as a waiver of any right or remedy; and every right and remedy may be exercised from time to time and as often as deemed appropriate by Lender. Lender shall apply any proceeds received by it in connection with its exercise of rights or remedies first to the payment of reasonable costs and expenses incurred by it in
-----
connection with such exercise, including, without limitation (to the extent permitted by law), reasonable attorneys' fees and legal expenses, and second to
                                                                      ------
the payment of the outstanding Loan amount (and accrued interest), as Lender in its sole discretion may elect. Borrower shall remain liable to Lender for and shall pay to Lender any deficiency which may remain between the amount of proceeds received and the sum owed to Lender. Upon the occurrence and during the continuance of any Event of Default, Lender or any of its Affiliates may at any time, and from time to time, without notice to Borrower, set-off and apply any and all amounts at any time owing by Lender or any of its Affiliates to or for the credit of Borrower against any and all obligations of Borrower now or hereafter existing under the Loan Documents, irrespective of whether or not Lender shall have made any demand under the Loan Documents or the obligations thereunder remain unmatured. Although Borrower waives any right to receive notice of Lender's actions under this Section, Lender agrees to notify Borrower promptly after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application. Lender's rights hereunder are in addition to any of Lender's other rights or remedies.

8.   MISCELLANEOUS

     8.1  NOTICES

All notices required or permitted to be given under this Agreement shall be governed by the terms of Section 8.6 of the Master Agreement.

     8.2  PAYMENT OF EXPENSES

     If there shall occur any Event of Default, Lender shall be entitled to recover any costs and expenses incurred by Lender in connection with the preservation of rights under, and enforcement of, the Loan Documents, whether or not any lawsuit is commenced, in all such cases, including, without limitation, reasonable attorneys' fees and costs. Reasonable attorneys' fees shall include, without limitation, attorneys' fees and costs incurred in connection with any bankruptcy case or other insolvency proceeding commenced by or against Borrower, including all fees incurred in connection with (a) moving for relief from the automatic stay, to convert or dismiss the case or proceeding, or to appoint a trustee or examiner, or (b) proposing or opposing confirmation of a plan of reorganization or liquidation, in any case without regard to the identity of the prevailing party.

     8.3  NO WAIVER

     No failure or delay on the part of Lender or the holder of the Note in exercising any right, power, or privilege hereunder and no course of dealing between Borrower and Lender or the holder of the Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any right, power, or privilege. The rights and remedies herein expressly provided are cumulative and not exclusive of any rights or remedies that Lender or any subsequent holder of the Note would otherwise have. No notice to or demand on Borrower in any case shall entitle Borrower to any other or further notice or demand in similar or other circumstances or shall constitute a waiver of the right of Lender to any other or further action in any circumstances without notice or demand.

     8.4  ENTIRE AGREEMENT AND AMENDMENTS

     This Agreement, the other Loan Documents and the Transaction Documents represent the entire agreement between the parties hereto with respect to the Loan and the transactions contemplated hereunder and, except as expressly provided herein, shall not be affected by reference to any other documents.
This Agreement and the other Loan Documents, or any provision hereof or thereof, may not be changed, waived, discharged, or terminated orally, but only by an instrument in writing, signed by the party against whom enforcement of the change, waiver, discharge, or termination is sought.

     8.5  BENEFIT OF AGREEMENT

     This Agreement is binding upon and inures to the benefit of Borrower and Lender and their successors. Notwithstanding the foregoing, Borrower and Lender are precluded from assigning any of their respective rights or delegating any of their respective obligations hereunder or under any of the other Loan Documents without the prior written consent of the other party, except that Lender may assign and delegate its rights and obligations hereunder to an Affiliate so long as Lender remains primarily liable hereunder.

     8.6  SEVERABILITY

     If any provision of the Loan Documents is held invalid under any Applicable Laws, such invalidity shall not affect any other provision of the Loan Documents that can be given an effect without the invalid provision, and, to this end, the provisions hereof are severable.

     8.7  DESCRIPTIVE HEADINGS

     The descriptive headings of the several sections of this Agreement are inserted for convenience only and do not affect the meaning or construction of any of the provisions hereof.

     8.8  COURTS OF LAW

     The state and federal courts situated in the County of New York, State of New York, United States of America, shall have sole jurisdiction and venue to resolve all disputes arising hereunder between the parties and initiated by Borrower. The state and federal courts situated in King County, State of Washington, United States of America, shall have sole jurisdiction and venue to resolve all disputes arising hereunder between the Parties and initiated by Lender. The Parties irrevocably submit to such jurisdiction and venue, waive any claim to an inconvenient forum posed by such venue, and agree that process may be served in any manner permitted by such court before which a dispute is pending.

     8.9  COUNTERPARTS

     This Agreement may be executed in one or more counterparts, each of which shall constitute an original agreement, but all of which together shall constitute one and the same instrument.

     8.10  GOVERNING LAW

     This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and shall be governed by the laws of the State of New York.

     IN WITNESS WHEREOF, Borrower and Lender have caused this Agreement to be duly executed by the respective, duly authorized signatories as of the date first above written.

                              TARGETED GENETICS CORPORATION



                              By  /s/ H. Stewart Parker
                                 --------------------------------------
                              Title  President, Chief Executive Officer
                                    -----------------------------------


                              MEDEVA PLC



                              By  /s/ G. Watts
                                 ------------------------------------
                              Title  Finance Director
                                    -----------------

                                  EXHIBIT 2.3

                              TO CREDIT AGREEMENT


                                PROMISSORY NOTE

US $2,000,000   ___________, 1998


          For value received, the undersigned, TARGETED GENETICS CORPORATION ("Borrower"), promises to pay to the order of MEDEVA PLC ("Lender"), at 10 St. James's Street, London, United Kingdom SW1A 1EF, or such other place or places as the holder hereof may designate in writing, the principal sum of Two Million United States Dollars (US $2,000,000) or so much thereof as advanced by Lender, in accordance with the terms and conditions of that certain credit agreement of even date herewith by and between Borrower and Lender (together with all supplements, exhibits, amendments and modifications thereto, the "Credit Agreement"). Borrower also promises to pay interest on the unpaid principal balance hereof, commencing as of the first date of an advance hereunder, in like money in accordance with the terms and conditions, and at the rate or rates provided in the Credit Agreement. All such interest is payable annually, commencing one year from the first date of an advance hereunder. All principal, is due and payable in full on the Payment Date (as defined in the Credit Agreement) or such earlier date as provided in the Credit Agreement.

     Borrower waives presentment for payment, demand, notice of nonpayment, notice of protest, and protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default, dishonor, or enforcement of the payment of this Note except such notices as are specifically required by this Note or by the Credit Agreement, and agrees that its liability shall be unconditional without regard to the liability of any other party and shall not be in any manner affected by any indulgence, extension of time, renewal, waiver, or modification granted or consented to by Lender. Borrower consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Lender with respect to the payment or other provisions of this Note and the Credit Agreement.

     This Note is the Note referred to in the Credit Agreement and as such is entitled to all of the benefits and obligations specified in the Credit Agreement. Reference is made to the Credit Agreement for provisions for the repayment of this Note and the acceleration of the maturity hereof.

                              TARGETED GENETICS CORPORATION


                              By
                                ---------------------------------------

                              Title
                                   ------------------------------------

                                  EXHIBIT 3(d)

                              TO CREDIT AGREEMENT


                               OPINION OF COUNSEL

                               November 23, 1998


Medeva PLC
10 St. James's Street
London, United Kingdom SW1A 1EF

RE: CREDIT AGREEMENT, DATED AS OF NOVEMBER 23, 1998, BY AND BETWEEN TARGETED GENETICS CORPORATION AND MEDEVA PLC

Ladies and Gentlemen:

     We have acted as counsel to Targeted Genetics Corporation, a Washington corporation (the "Company"), in connection with the transactions contemplated by the Credit Agreement dated as of November 23, 1998 (the "Credit Agreement") by and between the Company and Medeva PLC, a public limited liability company organized under the laws of England ("Lender"). We are rendering this opinion letter to you at the request of the Company pursuant to Section 3(d) of the Credit Agreement. Except as otherwise indicated herein, capitalized terms used and not otherwise defined in this opinion letter have the meanings assigned to such terms in the Credit Agreement.

     For purposes of the opinions set forth below, we have examined copies only of (a) the Credit Agreement and the Note between the Company and the Lender, (collectively, the "Transaction Documents"), (b) the Company's Articles of Incorporation, as amended and filed with the Washington Secretary of State (the "Company's Articles of Incorporation") and Bylaws, as amended (the "Company's Bylaws"), (c) certificates of government officials, corporate officers and other representatives of persons referred to herein, (d) certificates provided to us in connection with delivery of this letter by the Chief Financial Officer and the Secretary of the Company ("Officer's Certificates"), and (e) such other documents as we have deemed necessary for purposes of the opinions expressed below.

     As to matters of fact bearing upon the opinions set forth below, we have, with your consent, relied solely upon, and have not independently verified the accuracy of, the representations, warranties and other statements of all parties contained in the Transaction Documents and matters of fact set forth in certificates of government officials, corporate officers and other representatives of persons referred to herein. During the course of our representation of the Company, nothing came to our attention that has led us to believe that the representations, warranties or statements upon which we have relied for the purposes of rendering these opinions are inaccurate in any material respect.

     In rendering such opinions, we have further relied upon the following assumptions, the accuracy of which we have not independently verified:

           (i) Each signature is genuine; each document submitted to us as an original is authentic; and each document submitted to us as a copy conforms to the original.

          (ii) All natural persons who executed or delivered the Transaction Documents on behalf of the Company have sufficient legal capacity to perform such acts.

         (iii) The factual representations and warranties in the Transaction Documents of each of the parties thereto are true, and the facts and circumstances contemplated pursuant to the Transaction Documents are as contemplated therein.

          (iv) Each certificate provided by a governmental official reviewed by us for the purpose of rendering this opinion letter is accurate, complete and authentic, and all official public records (including their proper indexing and filing) are accurate and complete.

           (v) All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law examined by us, are generally available (i.e., in terms of access and distribution following publication or other release) to lawyers practicing in such jurisdiction, and are in a format that makes legal research reasonably feasible.

          (vi) The constitutionality or validity of the relevant statute, rule, regulation or agency action is not in issue unless a reported decision in the opining jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity.

         (vii) The directors of the Company are Jack L. Bowman, H. Stewart Parker, Jeremy Curnock Cook, Mark P. Richmond, Martin P. Sutter, James D. Grant, and Louis P. Lacasse and there are presently no vacancies on the Board of Directors of the Company.

     Based upon the examinations, assumptions, qualifications and exceptions stated herein, we are of the opinion that:

     1. The Company is a corporation validly existing under the laws of the state of Washington.

     2. The Company has the requisite corporate power and corporate authority to execute, deliver and perform its obligations under the Transaction Documents and, to the extent material to the Company's respective performance of its obligations thereunder, to own its properties and to carry on its business as it is now conducted.

     3. The Company has authorized, by all necessary corporate action on the part of the Company, the execution, delivery and performance of each of the Transaction Documents.

     4. The execution, delivery and performance by the Company of the Transaction Documents do not conflict with or result in a violation of the Company's Articles of Incorporation or Bylaws or any agreement listed as an Exhibit to the Company's most recent Form 10-K, as filed with the Securities and Exchange Commission.

     5. The execution, delivery and performance by the Company of the Transaction Documents are not prohibited by, nor do they result in the imposition of a fine, penalty or other similar sanction for a violation under, the provisions of the laws of the state of Washington.

     6. Except as disclosed in the Credit Agreement, the execution and delivery to Lender by the Company of the Transaction Documents and the performance by the Company of its obligations thereunder do not require under present law any filing or registration by the Company with, or approval or consent to the Company of, any governmental agency or authority in the state of Washington that has not been made or obtained.

     7. The Common Stock that may be issued by the Company as repayment or prepayment of all or any part of the Loan pursuant to Section 2.8 of the Credit Agreement has been duly reserved for issuance and when issued in accordance with the Credit Agreement it will be duly and validly issued, fully paid and nonassessable.

     8.  The Transaction Documents have been duly and validly executed.

     The opinions expressed above are subject to the following exclusions and qualifications:

          a. Our opinions are as of the date hereof, and we have no responsibility to update this opinion for events and circumstances occurring after the date hereof or as to facts relating to prior events that are subsequently brought to our attention. We do not undertake to advise you of any changes in law.

          b. We are qualified to practice law in the state of Washington and do not express any opinions in this letter concerning any laws other than Washington state law; and we express no opinion with respect to the laws, regulations or ordinances of any county, municipality, or governmental subdivision or agency of whatever description or character, or with respect to matters that may be affected by the laws of any other jurisdiction or that may be affected by pending or proposed legislation.

          c. Notwithstanding that the opinions expressed herein may refer to any party other than the Company, we are not representing, and do not purport to represent, such party in connection with the transaction described herein.

          d. In giving the opinion that the Company is validly existing under the laws of the state of Washington, we have relied solely upon a certificate to that effect issued by the Secretary of State of the state of Washington.

     This opinion is rendered only to you and is solely for your benefit in connection with the above transaction. This opinion may not be relied upon by or disclosed to any other person for any purpose without our prior written consent.

                              Very truly yours,


                              PERKINS COIE LLP